UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 __________________

FORM 6-K

__________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2019

Commission File Number: 001-38911

CLARIVATE ANALYTICS PLC

4th Floor, St. Paul’s Gate, 22-24 New Street

St. Helier, Jersey

JE1 4TR

(Address of principal executive offices)

 __________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On May 20, 2019, Clarivate Analytics Plc (the “Company”) issued a press release announcing that Executive Chairman, Mr. Jerre Stead, has agreed to expand his role at the Company and become Chief Executive Officer (“CEO”) of the Company as of June 30, 2019. Mr. Jay Nadler, current CEO of the Company, will transition from his role as CEO and member of the Company’s board of directors on June 30, 2019 and will serve as an advisor to the Company through year-end 2019.

A copy of the press release is attached as Exhibit 99.1 hereto.

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration No. 333-231405) of the Company and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit 99.1 to this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CLARIVATE ANALYTICS PLC
Date: May 20, 2019	By:	/s/ Stephen Hartman
Stephen Hartman General Counsel & Head of Corporate Development

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Press Release, dated May 20, 2019.